Office of General Counsel
Please Reply to:            Stephen M. Jackson
Assistant General Counsel
One Nationwide Plaza 01-09-V2
Columbus, Ohio 43215
VIA EDGAR                                                                                                                         E-mail: jacksos5@nationwide.com
Tel: (614) 677-8212
Fax: (614) 249-2112
June 12, 2008

Ms. Rebecca A. Marquigny
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, NE
 Washington, D.C.  20549-4644

Re:           Nationwide Life and Annuity Insurance Company
Nationwide VL Separate Account - G
Pre-Effective Amendment No. 1 (N-6 Registration Statement, File No. 333-149213)

Dear Ms. Marquigny:

On behalf of Nationwide Life and Annuity Insurance Company ("Nationwide") and its Nationwide VL Separate Account - G ("Variable Account"), we are filing this correspondence in response to your comments regarding the Pre-Effective Amendment No. 1 to the above referenced Registration Statement, submitted May 16, 2008.  The Registration Statement provides for the offering of certain life insurance policies through the Variable Account.

This filing is being made electronically via EDGAR in accordance with Regulation S-T.

Change pages are attached at the end of this letter in order of the comment responses.  Your comments followed by Nationwide's responses are as follows:

1.      Underwriting and Distribution Charge (p. 21)

Comment

Text in the narrative section has been deleted regarding the maximum guaranteed charge.  Notwithstanding the cross reference to Appendix D: Underwriting and Distribution Charge Rates and Examples where a complete table of maximum rates by Attained Age of the Insured, Death Benefit Option, and Base Policy Specified Amount can be found, please restore this text or explain to the Staff why it is not appropriate to do so.

Response

The text has been restored and modified to reflect that the rates shown are the absolute maximum guaranteed rates that could ever apply at the oldest Attained Age for issuance of the policy or addition of a Specified Amount Increase.

2.      Persistency Credit Language (Face Page and pp. 16-17)

Comment

Remove the bolded disclosure statement regarding the persistency credit from the face page of the prospectus portion of the Registration Statement, first paragraph last sentence.  Based on representations previously made, it is not necessary.

In addition, revise the narrative description of the persistency credit to improve disclosure regarding when the credit will or will not be paid (e.g. that the credit will be paid if the assumptions regarding expected experience are realized) and clarify the basis on which it will be determined and paid (e.g. on a uniform basis and nondiscriminatory manner).

Response

The bold disclosure sentence has been removed from the face page as requested.

Nationwide has reviewed several industry versions of persistency credit disclosure for credit on the same or similar bases as the one included in this product in light of the Staff's comment.   The disclosure has been revised to include the elements noted in the Staff's comment.  Additional edits with reference to industry standards have also been made to improve the overall clarity of the disclosure.

Miscellaneous

Any exhibits, financial statements and any other required disclosure not included in this response will be filed in a pre-effective amendment to the registration statement.

Representations

We acknowledge all of the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy of the disclosure in the filing; and

•	The insurance company may not assert this action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

In addition, Nationwide acknowledges all of the following:

•	that the registrant is responsible for the adequacy and accuracy of the disclosure in the Pre-Effective Amendment;

•
that comments by the staff of the Securities and Exchange Commission ("SEC"), or changes to the disclosure in response to SEC staff comments in the filings reviewed by the SEC staff, do not foreclose the SEC from taking any action with respect to the filing; and

•
that the Separate Account may not assert SEC staff comments or any related changes in disclosure as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions, please contact me at (614) 677-8212.

Sincerely,

/s/ STEPHEN M. JACKSON
Stephen M. Jackson
Variable Product Securities Counsel
Nationwide Life and Annuity Insurance Company

cc:           Ms. Rebecca Marquigny

for assuming the risk associated with mortality and expense costs.  This charge also provides revenues to compensate us for assuming certain risks associated with the policy, and revenues that may be profit to us.  The mortality risk is that the Insured will not live as long as expected.  The expense risk is that the costs of issuing and administering the policy will be more than expected.  The Mortality and Expense Risk Charge will be deducted proportionally from your Sub-Account allocations.

The maximum guaranteed Mortality and Expense Risk Charge is equal to an annualized rate of $3.00 per $1,000 of all variable account Cash Value for all policy years.  Currently, the amount of the Mortality and Expense Risk Charge that is assessed is $0.00.

Administrative Per Policy Charge

We deduct a monthly Administrative Per Policy Charge from the policy's Cash Value to reimburse us for the costs of maintaining the policy, including accounting and record-keeping.  Currently, the Administrative Per Policy Charge is $25 per month in the first policy year and $10 per month thereafter.  The maximum guaranteed Administrative Per Policy Charge is $25 per month in the first policy year and $10 per month thereafter.

The Administrative Per Policy Charge will be deducted proportionally from your Sub-Account allocations and Fixed Account allocations.

Underwriting and DistributionCharge

We deduct a monthly Underwriting and Distribution Charge from the policy's Cash Value to compensate us for sales, underwriting, distribution and issuance of the policy.  The Underwriting and Distribution Charge will be assessed for 10 years measured from the Policy Date for the initial Base Policy Specified Amount, and from the effective date of any increase in the Base Policy Specified Amount.

The guaranteed maximum Underwriting and Distribution Charge rates are listed in Appendix D.  The applicable Underwriting and Distribution Charge rate is set on the Policy Date or effective date of any Base Policy Specified Amount increase based on three factors:

(1)the insured's Attained Age;

(2)the Death Benefit option in effect; and

(3)the applicable rate tier based on the Base Policy Specified Amount at the time of determination.

Based on the above three factors, the maximum guaranteed Underwriting and Distribution Charge rates are obtained for an Attained Age 85 Insured with Death Benefit option 2 in effect on the Policy Date or effective date of a Base Policy Specified Amount increase, and are as follows: $1.18 per $1,000 of the first $250,000 of Base Policy Specified Amount, $1.01 per $1,000 of Base Policy Specified Amount from $250,000 to $500,000, and $1.01 per $1,000 of Base Policy Specified Amount in excess of $500,000.

Currently the guaranteed maximum applicable rates are charged.  Refer to Appendix D for a complete list of the applicable rates and examples of how this charge is calculated.

Once set, an applicable rate will not change for the duration of the charge except if the Death Benefit is changed from Death Benefit Option 1 or 3 to Death Benefit Option 2.  If the charge is adjusted for a change in Death Benefit option from Death Benefit Option 1 or 3 to Death Benefit Option 2, the applicable rates will be based on the Insured's age on the Policy Date or increase effective date(s), and will apply from the effective date of the Death Benefit option change.  This results in an increase in the applicable Underwriting and Distribution charge rate.

The Underwriting and Distribution Charge will be deducted proportionally from your Sub-Account allocations and Fixed Account allocations.

Mutual Fund Operating Expenses

In addition to the charges listed above, there are also charges associated with the mutual funds in which the Sub-Accounts invest.  While you will not pay these charges directly, they will affect the value of the assets you have allocated to the Sub-Accounts because these charges are reflected in the underlying mutual fund prices that we subsequently use to value your Sub-Account units.  Please see the underlying mutual funds’ prospectuses for additional information about these charges.  You may request FREE OF CHARGE copies of the prospectus for any of the underlying mutual funds available under the policy.  Information on how to contact us is located on the front page of this prospectus.

Reduction of Charges

The policy may be purchased by individuals, corporations, and other entities.  We may reduce or eliminate certain charges (Sales Load, Surrender Charge, administrative charges, Cost of Insurance Charge, or other charges) where the size or nature of the group allows us to realize savings with respect to sales, underwriting, administrative or other costs.  Where prohibited by state law, we will not reduce charges associated with the policy.

We determine the eligibility and the amount of any reduction by examining a number of factors, including: the number of policies owned with different insureds; the total Premium we expect to receive; the total cash value of commonly owned policies; the nature of the relationship among individual insureds; the purpose for which the policies are being purchased; the length of time we expect the individual policies to be in force; and any other circumstances which are rationally related to the expected reduction in expenses.

We may lower commissions to the selling broker-dealer and/or increase charge back of commissions paid for policies sold with reduced or eliminated charges.  If you have questions about whether your policy is eligible for reduction of any charges, please consult with your registered representative for more specific information.  Your registered representative can answer your questions and where appropriate can provide you with illustrations demonstrating the impact of any reduced charges for which you may be eligible.
We may change both the extent and the nature of the charge reductions.  Any charge reductions will be applied in a way that is not unfairly discriminatory to policy owners and will

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Nationwide YourLifeSM Accumulation VUL

Waddell & Reed Accumulation VUL

Individual Flexible Premium Adjustable Variable Universal Life Insurance Policies

issued by

Nationwide Life and Annuity Insurance Company

through

Nationwide VL Separate Account-G

The date of this prospectus is July 1, 2008

PLEASE KEEP THIS PROSPECTUS FOR FUTURE REFERENCE

Variable life insurance is complex, and this prospectus is designed to help you become as fully informed as possible in making your decision to purchase or not to purchase this variable life insurance policy.  We encourage you to take the time to understand the policy, its potential benefits and risks, and how it might or might not benefit you.  In consultation with your financial adviser, you should use this prospectus to compare the benefits and risks of this policy against those of other life insurance policies and alternative investment instruments.

Please read this entire prospectus and consult with a trusted financial adviser.  If you have policy-specific questions or need additional information, contact us.  Also, contact us for free copies of the prospectuses for the mutual funds available in the policy.

Telephone:	1-800-547-7548
TDD:	1-800-238-3035
Internet:	www.nationwide.com
U.S. Mail:	Nationwide Life and Annuity Insurance Company
5100 Rings Road, RR1-04-D4
Dublin, OH 43017-1522

You should read your policy along with this prospectus.  This prospectus is not an offering in any jurisdiction where such offering may not lawfully be made.

These securities have not been approved or disapproved by the SEC nor has the SEC passed upon the accuracy or adequacy of the prospectus.  Any representation to the contrary is a criminal offense.

This policy is NOT: a bank deposit; available in every state; or insured or endorsed by a bank or any federal government agency.
This policy MAY decrease in value to the point of being valueless.

The purpose of this policy is to provide life insurance protection for the beneficiary that you name.  If your primary need is not life insurance protection, then purchasing this policy may not be in your best interests.  We make no claim that the policy is in any way similar or comparable to a systematic investment plan of a mutual fund.

In thinking about buying this policy to replace existing life insurance, please carefully consider its advantages versus those of the policy you intend to replace, as well as any replacement costs.  As always, consult your financial adviser.

Not all terms, conditions, benefits, programs, features and investment options are available or approved for use in every state.

We offer a variety of variable universal life policies.  Despite offering substantially similar features and investment options, certain policies may have lower overall charges than others, including this policy.  These differences in charges may be attributable to differences in sales and related expenses incurred in one distribution channel versus another.

sales representative who sold it to you or return it to us at our Home Office along with your written cancellation request.  Your written request must be received, if returned by means other than U.S. mail, or post-marked, if returned by U.S. mail, by the last day of the free look period.  For a limited time, you may cancel the policy and receive a refund.  When you cancel the policy during your examination right the amount we refund will be Cash Value or, in certain states, the greater of the initial Premium payment or the policy's Cash Value.  If the policy is canceled, we will treat the policy as if it was never issued. If we do not receive your policy at our Home Office by the close of business on the date the free look period expires, you will not be permitted to cancel your policy free of charge.  Within 7 days, we will refund the amount prescribed by law.  If the policy is canceled, we will treat the policy as if it was never issued.

Premium Payments

This policy does not require a payment of a scheduled Premium amount to keep it In Force.  It will remain In Force as long as the conditions that cause a policy to Lapse do not exist.  However, we will send scheduled Premium payment reminder notices to you according to the Premium payment schedule shown on the Policy Data Page.  If you decide to make an additional Premium payment, you must send it to our Home Office.  Each Premium payment must be at least $50.  Upon request, we will furnish Premium payment receipts.  You may make additional Premium payments at any time while the policy is In Force, subject to the following:

•	We may require satisfactory evidence of insurability before accepting any additional Premium payment that results in an increase in the policy’s Net Amount At Risk.

•	We will refund Premium payments that exceed the applicable premium limit established by the IRS to qualify the policy as a contract for life insurance.

•
We will monitor Premiums paid and will notify you when the policy is in jeopardy of becoming a modified endowment contract.  For more information regarding modified endowment contracts, see "Periodic Withdrawals, Non-Periodic Withdrawals and Loans" beginning on page 37.

•	We may require that policy Indebtedness be repaid before we accept any additional Premium payments.

Premium payments will be allocated according to the allocation instructions in effect at the time the Premium is received.

Cash Value

We will determine the Cash Value at least monthly.  At the end of any given Valuation Period, the Cash Value is equal to the sum of:

•	the value of the Accumulation Units allocated to the Sub-Accounts;

•	amounts allocated to the fixed investment option, including credited interest; and

•	amounts allocated to the policy loan account, including credited interest.

Surrenders and policy charges and deductions will reduce the Cash Value.  Thus, the Cash Value will fluctuate daily and there is no guaranteed Cash Value.  Accordingly, if the Cash Value is a factor in calculating a benefit associated with the policy, the value of that benefit will also fluctuate.  The loan account is part of our General Account and will not be affected by the Investment Experience of the Sub-Accounts. While they are both part of our General Account, the fixed investment option and the loan account are credited interest at different rates. If the policy is surrendered, the Cash Value will be reduced by the amount of any outstanding policy loans and unpaid charged interest in the loan account to calculate the Cash Surrender Value.

Persistency Credit.  Your policy may be eligible for a persistency credit if it is maintained through the eligibility date we state on your Policy Data Page.  Eligibility dates will vary based on the issue age of the Insured as follows:

Issue Age	Persistency credit eligibility begins on policy anniversary
25 and younger	20
26	19
27	18
28	17
29	16
30	15
31	14
32	13
33	12
34	11
35 and older	10

Persistency credit eligibility ends immediately on the termination of the policy.  For more information on termination of the policy, see the "Terminating the Policy" section of this prospectus.

The persistency credit will be paid if the expense, mortality, investment, and persistency experience for all policies issued under this prospectus is at least as favorable as we assumed when the policies were issued.  Currently, the persistency credit percentage we expect to pay on a monthly basis is 0.0208% (0.25% annualized) of your policy's Cash Value allocated to variable Sub-Accounts.  This percentage is not guaranteed and it will vary based on the extent to which the expected experience is realized.  The percentage paid will be determined and applied on a uniform and non-discriminatory basis.

We may discontinue offering this credit on a prospective basis for new issues at any time.

The persistency credit, if payable, will be calculated and applied as described below:

•	Beginning on the eligibility date stated in your Policy Data Pages, and on each monthly anniversary

16

                thereafter, we credit your policy with the persistency credit.

•
The monthly credit is equal to the persistency credit percentage multiplied by your policy's Cash Value allocated to the variable account, plus any Net Premium applied to the Variable Account that day, but after any loan, transfer, or surrender requests are processed, on the applicable monthly anniversary.

•	The monthly credit is calculated before we process any monthly deductions. The credit is added proportionately to your investment options according to your most recent allocation instructions.

There is no separate additional charge for this persistency credit feature.  If a persistency credit is paid, we provide it through a reduction in our profit.

Changing the Amount of Insurance Coverage

After the first policy year, you may request to change the Specified Amount.  However, no change will take effect unless the new Cash Surrender Value would be sufficient to keep the policy In Force for at least 3 months.  Changes to the Specified Amount will typically alter the Death Benefit.  For more information, see "Changes in the Death Benefit Option," beginning on page 33.

Any request to increase the Specified Amount must be at least $50,000 and the Insured must be Attained Age 85 or younger at the time of the request.  An increase in the Specified Amount may cause an increase in the Net Amount At Risk.  Because the Cost of Insurance Charge is based on the Net Amount At Risk, and because there will be a separate cost of insurance rate for the increase, this will usually cause the policy's Cost of Insurance Charge to increase.  An increase in the Specified Amount may require you to make larger or additional Premium payments in order to avoid Lapsing the policy.  To increase the Specified Amount, you must submit a written request to our Home Office and you must provide us with evidence of insurability that satisfies our underwriting standards.

You may request to decrease the Specified Amount.  We apply Specified Amount decreases to the most recent Specified Amount increase, and continue applying the decrease backwards, ending with the original Specified Amount.  Decreases to the Specified Amount may decrease the dollar amount of policy charges calculated per $1,000 of Specified Amount or Net Amount at Risk (including any rider charges so calculated), depending on the death benefit option elected and the amount of the Cash Value.  Decreases may also result in a surrender charge being assessed.  For more information, see "Surrender Charges" beginning on page 19.

We will deny any request to reduce the Specified Amount below the minimum Specified Amount shown on the Policy Data Page.  We will also deny any request that would disqualify the policy as a contract for life insurance.  To decrease the Specified Amount, you must submit a written request to our Home Office.

Changes to the Specified Amount will become effective on the next monthly policy anniversary after we approve the request  unless you request and we approve a different date.  We reserve the right to limit the number of Specified Amount changes to 1 increase and 1 decrease each policy year.

Right of Conversion

Within 24 months of the Policy Date, you may elect by written request to transfer 100% of your Cash Value allocated to the variable Sub-Accounts into the fixed investment option without regard to any restrictions otherwise applicable to such transfers.  For more information see "Fixed Investment Option Transfers" beginning on page 14.  To invoke this right, you must submit your request to our Home Office on our specified forms.  This election is irrevocable.

Once your request has been processed, subsequent transfers out of the fixed investment option will be prohibited and your policy will no longer participate in the Investment Experience of the Sub-Accounts.  In effect, your policy will be come a fixed life insurance policy, and the policy's Cash Value will be credited with the fixed account's interest rate.  In addition, the following will apply:

•
The asset rebalancing service and dollar cost averaging programs will no longer be available for election.  If asset rebalancing and/or dollar cost averaging were elected prior to your request these programs will terminate.

•	Mortality and Expense Risk Charges will no longer be deducted after conversion because they are only deducted from Cash Value allocated to the variable Sub-Accounts.

•
All other benefits, services, riders, and charges, including loans and full and partial surrenders, will continue and/or continue to be available after your request for conversion, subject to the same terms applicable prior to your request for conversion.

Exchanging the Policy

You may request to exchange the policy for another policy, offered by us at the time, that is a plan of permanent fixed life insurance.  This is not a contractual right of the policy and we may refuse such a request.  To make an exchange with us you will surrender this policy and use its Cash Surrender Value to purchase the new policy we underwrite on the Insured’s life, subject to: (i) our approval and; (ii) the Insured (a) satisfies our underwriting standards of insurability and (b) you pay all costs associated with the exchange.  You may transfer Indebtedness to the new policy.

You must submit your exchange request to our Home Office on our specified forms.  The policy must be In Force and not in a Grace Period.  The exchange may have adverse tax consequences.  The new policy will take effect on the exchange date only if the Insured is alive.  This policy will terminate when the new policy takes effect.  A surrender charge may be assessed at the time of the exchange.  For more information regarding whether a surrender charge will apply, see "Surrender Charges" beginning on page 19.

17